This offering is not live or open to the public at this moment.

start engine FAQ DISCOVER EDIT MY CAMPAIGN WIN $40,000 TEDDY R.



0
Reservations

$0
Raised of $50k - $1m goal

ITFT

ITFT (Innovative Technology for Transportation)

The Safe Driving System

Small OPO · Davidson, NC · Software & Services

Overview | Team | Terms | Engage | SHARE





The Future of Safe Driving Is In Your Hands

Invest In ITFT and the Safe Driving System

"Did you know the leading cause of teenage fatalities in the United States is car accidents? I know, it's a heavy stat to start off with, but it's a growing, nation-wide epidemic that affects families and friends of the victims, as well as their entire communities. Experiencing firsthand what this is like after several friends of mine died in car accidents, I made it my life's mission to create technology to prevent more people from losing their lives the same way.

Last year, approximately 38,300 people lost their lives in car accidents while an additional 4.4 million people were injured and needed medical assistance. The estimated costs of car accidents last year alone was $847 billion. The Department of Transportation calculated that 94% of all accidents are a result of human error such as speeding, reckless driving, and distracted driving. These senseless problems have plagued our roads and communities for too long and it is time for a solution to emerge that can prevent them from continuing.

The Safe Driving System is a patented system designed to prevent drivers from speeding and driving recklessly. Users even have the ability to select the apps they want to use while driving, and eliminate the rest. This alone could prevent up to 86% of accidents that are the result of speeding, reckless driving or distracted driving.

We're paving the road for a safer future and hope you will join us."

-ITFT Creator and CEO

Chat

Chat

Invest

$10/Share at a minimum of 20 shares per investor. See Offering Summary for more information.

Chat

Perks

At a $500 investment level and above, you'll receive the Safe Driving System after development and commercialization is fully completed and get a complimentary, free one-year subscription (worth roughly $300). After the year is up, you'll receive first priority on all new products and services, and be eligible for potential discounts.

Our Mission

Our mission is simple: prevent car accidents; save lives. Until now, a seamless solution has not existed to prevent speeding, reckless driving and cellular-distracted driving. Our purpose in creating the Safe Driving System is to offer parents and other users technology that can eliminate up to 86% of car accidents from ever happening. As a bonus, the effectiveness of our safety features also reduce the costs of transportation including fuel, insurance and maintenance costs.

Key Facts

- Designed to be installed in any car manufactured after 1996
- Affordable at an expected $25/month cost
- Seamlessly integrates with the vehicle's CANBUS system to harness the ability to prevent speeding
- Allows parents to either set up notifications or actions for their teenage drivers
- Users have the ability to select the apps they want to use while driving, and eliminate the rest


SDS
SPEEDING ALERT
LOCATION OF SPEEDING
SPEEDING EVENT

Chat

Why I'm Investing In ITFT

Far too many people die each day due to reckless driving and ITFT is bringing an innovative solution to market that will alleviate these statistics. ITFT's Safe Driving System leverages patented technology that consists of a small plug-in device for a vehicle's OBD-II port with accompanying software that is programed to geo-locate where a vehicle is in real time, recognize the speed limit at such vehicle's location and govern the vehicle accordingly when warranted. In terms of functionality, it's simple. Someone could have the gas pedal floored and it simply wouldn't go above the speed limit. The market opportunity expands well beyond school districts looking to keep their students safe and concerned friends and family members looking to keep each other safe. Over time, as ITFT collects a wealth of data on drivers' historical patterns, this type of information will be valuable for fleet managers as well as insurance companies. The Company's laser-focused founder, patented technology, and the broader market opportunity were reason enough to support ITFT with our capital, but our true return will be measured in the number of lives saved.

- Chris Dalton, Mardal Investments

Chat

SHOW MORE

How The Safe Driving System Will Help You



For Parents

The SDS is a parent's dream come true. You know that simultaneous feeling of pride and horror when your teenager got their driver's license? We get it, and we're here to lessen the horror portion a bit. As long as your teen is driving a car manufactured after 1996, you can easily install the SDS and select the features you'd like. For example, if you just want to monitor your teen's driving, you can select notifications and choose a speed threshold. If you choose a speed threshold of 10MPH over the limit, you'll get a notification any time your teen surpasses that limit (or any threshold you select). You'll also get accident alerts and arrival notifications, so you can breathe easier knowing they're safe, while no longer needing to hound them to text or call you when they arrive places.

Chat

For Individuals

We can all use a little help with accountability. Between emails, skimming Twitter and changing our Spotify playlist, it's understandable that we're not as focused as we should be while driving. With the SDS, you can choose which apps you can use while driving - we like to enable music, navigation, and the actual calling features. Any app you don't choose will be blocked until the car is turned off. If you want to go above and beyond for safety, and save money on car insurance, features such as speed prevention and reckless driving settings can be activated as well.





For Business Owners And Fleets

The SDS is a long desired solution for municipalities, ride-sharing services and schools, among others. When installed in your vehicles, it will help keep your drivers both safe and accountable. In an age where lawsuits are common, the SDS provides an extra layer of prevention for your employees. Depending on the features activated, the SDS can greatly reduce transportation costs through savings in fuel, maintenance and insurance.

The feature we believe most important is the ability to integrate a "panic button" into apps such as Uber and Lyft. If a rider feels unsafe, they can push a panic button that integrates with the app, which simultaneously calls emergency services, alerts the authorities, and brings the vehicle to a complete stop in order for the passenger to exit the vehicle safely. We also keep the drivers safe - they have their own button they can press, which alerts the authorities, starts recording video and audio so everything is documented when the police get to the scene.

The features discussed in this section are subject to the company's continued development of the Safe Driving System. Some features may not be available in the initial version of the Safe Driving System, if at all.

Competitor Comparison

ITFT will be the only solution available to actually prevent speeding and discourage reckless driving. We have the only patented technology that connects directly to the car's system to slow and stop the vehicle in the case of excessive speeding or reckless driving. Additionally, we have the sole patented technology to integrate with ride-sharing services like Uber and Lyft to provide a panic button in case of an emergency. The Safe Driving System is truly the only comprehensive solution available.


SDS

	ITFT	AUTOMATIC PRO	ZUBIE	HUM BY VERIZON	AUDIVOX CAR CONNECTION 2.0
Speed Prevention	Yes	No	No	No	No
Speed Alerts	Yes	No	Yes*	Yes*	No
Reckless Driving Alerts	Yes	No	Yes	No	No
Cellular Prevention	Yes	No	No	No	Yes
Accident Alerts & Emergency Assistance	Yes	Yes	No	Yes	Yes
Panic Button	Yes	No	No	No	No
Price	$30	$130	$100 (includes first year of service)	$50 (includes activation)	Free with AT&T contract; $100 w/o a contract
On-Going Fees	$25/month	None	$100/year	$10/month with a 2-year contract	$10/month with a 2-year contract

How It Works

We believe this is a great overview of the system and how it works; however, if you are interested in the intricate engineering functions, we will happily sit down and chat with you. Here is what you absolutely have to know:

The Safe Driving System consists of an OBDII (Onboard Diagnostics) connector and a mobile app. You select the features you want to take advantage of in order to prevent speeding, reckless driving, cellular distracted driving, and receiving accident notifications.

More specifically, our technology integrates with the CAN bus operating system of a vehicle in order to give the vehicle specific commands that are programmed by you- whether it's just to notify you of speeding and reckless driving, or to actually slow or stop the car if these types of events arise.


SDS
SPEEDING ALERT
LOCATION OF SPEEDING
SPEEDING EVENT
Speed Limit: 55 MPH
Top Speed: 60 MPH
Time Speeding: 38 seconds
Distance: .8 miles
Road: McGregor St, Cornelius, NC
Reckless Driving Alert
Hard Braking Detected
3:33 PM
Dembridge Drive, Davidson, NC
Cancel
Call Driver
ACCIDENT ALERT
ACCIDENT LOCATION
Sunnyvale
CALL JARED
CALL 911
Time of Accident: 4:00PM
Airbags Deployed

Chat

Market

Our initial target market is focused on the parents of teenagers. The U.S. Census Bureau in 2014 reported there were approximately 37.5 million families in the United States with at least one child under the age of 18. Furthermore, there are approximately 15 million teenage drivers in the United States. Additional markets and applications for the Safe Driving System include commercial fleets, rental car agencies, government municipalities, school buses, taxi cabs, and ride-sharing services.

Chat

We interviewed over 200 people through in-person interviews to ensure we were designing a product that was completely relevant and user-friendly. Here is what some of those people had to say about our Safe Driving System:

"As a parent, the most important thing for me is keeping my children safe. I have two daughters that drive and I would most certainly have a Safe Driving System in each of their cars to help prevent them from being injured in a car accident"

- Parent

"This technology would revolutionize the insurance industry."

- Insurance agent

"My job is centered around keeping our drivers safe and doing everything possible to operate efficiently. The Safe Driving System would give our fleet the ability to reduce our liability and operating expenses while increasing our drivers safety. It's a no brainer."

- Fleet manager

"My children are not old enough to drive, so they take the school bus to school every day. I would do everything in my power to make sure the school that my children attend installs this technology in their school busses to ensure my children are as safe as possible."

- Parent

Chat

"When I think about what I fear the most when my child drives, most of it can be prevented by the Safe Driving System. This technology solves my greatest concerns as the parent of a teenage driver."

- Parent

Opportunity

Most people rarely have the opportunity to be a part of a company that changes the world. Apple, Google, and Microsoft are primary examples of companies that revolutionized their industries and soared financially. Are those lofty comparisons? Sure. Do we believe wholeheartedly that we'll live up to the comparison? Absolutely.

We believe ITFT is unique in a similar manner due to the fact our patented technology is superior to current competitors. We are providing a chance for people to invest in a company whose sole focus is to save lives and take the lead in automotive safety. Together, we can save millions of lives across the world.

Timeline

What's really exciting about the SDS (besides increasing safety, and decreasing cost, of course) is the fact that our patents are in, our technology is cutting-edge and we just need your help to get us across the finish line. This means that once our campaign is successfully funded, things are going to start happening very quickly. Here's an overview:



Provisional Patent Application Filed
Provisional Patent Application Filed
January 2014
April 2016
U.S. Full Utility Patent Granted
U.S. Full Utility Patent Granted
Completed PRD and SRS specifications
Completed PRD and SRS specifications needed to start product development
November 2016
January 2017
Complete Equity Campaign
Complete successful equity campaign: $50K-$1M raise
Complete Funding
Complete Series A round funding
Spring 2017
March 2017
Business and Product Development
Business and product development
Complete Pilot Program
Complete Pilot Program
Summer 2017
Fall 2017
Ready
Public
Ready to market to public

***The dates and milestones listed above are based on management's current projections and plans. These are subject to change at the discretion of management. ITFT does not guarantee that the events will occur by the above targets, if at all.*

Help Pave The Road

Proceeds from our Online Public Offering will be used to complete our product development and testing, as well as complete a comprehensive pilot program before bringing the Safe Driving System to market. This is all projected to be completed within six months of a successful offering closing date. After completing our pilot programs, we will begin recruiting organizations to use the Safe Driving System in their fleet vehicles.

Let's Do This

To my prospective shareholder:

Never before has the public been so widely eligible to help steer emerging companies and truly change the future's landscape. Sure, people have had the opportunity in the past to invest in IPOs, but those were for well-established companies that were set in their ways for the most part.

Now, under the new federal crowdfunding rules, you have the opportunity to help shape our company and pave the road for a safer future. Together, we are going to change the landscape of automotive technology - I know it. In the age of "there's an app for that," there is no reason that we should even be concerned with the safety of ourselves and our children while driving. Our patented technology is finally going to quiet our concerns and make our roads safer, for ourselves and our children.

I have spent the last three years of my life making this dream a reality. Now, it's time for us to work together to make it happen. Let's go!

Meet the Founder



Matthew Godley

Founder & CEO

Matthew Godley has built ITFT from the ground up- from the ideation of the SDS, to building an all-star team to get the company up and running, he has done it all. Matthew developed the safe driving system after experiencing the heartbreaking deaths of his childhood friends and has worked tirelessly to make this technology a reality, and therefore, save more lives.

And the Rest of the Team



Amel Hill

Contract Patent Engineer

Amel Hill is an experienced patent engineer who works with Radius Motorsports Engineering, INC (RME), a company with 25+ years of experience in product development and consulting in the automotive technology industry. Amel and RME have worked on numerous electronic products for NASCAR, Indy Car, SCCA, IMSA, American Iron and World Rally Cars.



Walt Maclay

Interim CTO

Walt Maclay is President and Founder of Voler Systems, one of the top electronic design firms in Silicon Valley. He is a senior life member of the Institute of Electrical and Electronic Engineers (IEEE) and a member of the Consultants Network of Silicon Valley. He has mentored startups at Techstars and Cleantech Open. He has advised dozens of startup companies on technical and funding issues. Walt holds a BSEE degree in Electrical Engineering from Syracuse University.



Cindy Godley

Corporate Secretary

Cindy currently serves as ITFT's Corporate Secretary and manages the company's day-to-day operations and financials. Cindy has over 20 years of experience in management.



Tom Steding

Advisor

Tom is an experienced advisor with extensive experience in both founding and leading high-technology companies, especially those dealing with complex applications. He has served as CEO for nine startups and has a proven track record of creating high value companies. Tom holds degrees from Stanford University, University of California Berkeley and University of Michigan.



John Hondros

Advisor

John Hondros is a nationally recognized financial advisor with a passion for mentoring leaders and growing businesses. He currently serves as the Senior Vice President Managing Director at SunTrust Private Wealth Management. John holds degrees from Wake Forest University and Elon University.

Offering Summary

Up to 100,000 Shares of Non-voting Common Stock, $10.00 per share

Minimum purchase (investment amount): 20 Shares ($200.00)

The following summary highlights selected information contained in the Offering Memorandum. This summary does not contain all of the information that may be important to you. You should read the more detailed information contained in the Offering Memorandum, including, but not limited to, the risk factors beginning on page 4.

The Offering

We are offering (the "Offering") to investors ("Investors") up to 100,000 shares ("Shares") of Series B Non-voting Common Stock, no par value per share ("Non-voting Common Stock"), at a price of $10 per Share. The minimum purchase is 20 Shares for a minimum investment amount of $200. The gross proceeds of the Offering will be a maximum of $1,000,000 (the "maximum offering amount").

Proceeds from subscriptions for Shares will be held by FundAmerica Securities, LLC ("FundAmerica"), as escrow agent, until such time as a minimum amount of 5,000 Shares, for gross proceeds of $50,000 (the "minimum offering amount") are sold (and we determine, in our sole discretion, to conduct an initial closing at that time). In the event that we do not sell the minimum offering amount of Shares prior to the offering deadline of April 2, 2017 (the "offering deadline"), no securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to Investors without deduction, interest, or setoff.

General Terms of the Offering

Issuer	ITFT, Inc., a North Carolina corporation.
Securities Being Offered	Series B non-voting common stock, no par value per share.
Price Per Share	$10.00 per Share.
Minimum Offering Amount	5,000 Shares for gross proceeds of $50,000.
Maximum Offering Amount	100,000 Shares for gross proceeds of $1,000,000.
Offering Period	The Offering will expire on April 2, 2017, unless earlier closed or terminated.
Eligible Investors	The Offering of Shares is open to citizens of the United States.
Escrow	Proceeds of the sale of the Shares will be held by FundAmerica, as escrow agent, until such time as we have accepted subscriptions for the minimum offering amount of Shares. In the event the we have not received proceeds from the sale of Shares for the minimum offering amount prior to expiration of the Offering, no securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to Investors without deduction, interest or setoff.
Voting Rights	Each Share will be non-voting.
IPO Conversion	In the event that we close on an initial public offering ("IPO") of our stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off agreement.
Regulation A Exchange	In the event that we conduct an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, Investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering.
Transfer Restrictions	The Shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless under certain circumstances. Please see "Ownership and Capital Structure; Rights of the Securities—Restrictions on Transfer" in the Offering Memorandum.
Book Entry Shares	All Shares will be uncertificated and recorded in book-entry form on the books and records of ITFT, except as otherwise required by law. We expect to engage a registered transfer agent prior to the closing of the Offering, but may, in our sole discretion, decide to act as our own registrar and transfer agent in connection with the Offering.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of North Carolina. By signing the Subscription Agreement, each Investor submits to the exclusive jurisdiction of the federal or state courts located in North Carolina with respect to any suit, action or proceeding relating to the Offering.

Chat

Chat

Closing and Termination of Offering

Until the minimum offering amount of Shares have been sold, all proceeds from the sale of Shares will be held by the escrow agent. After the minimum offering amount of Shares are sold and we determine, in our sole discretion, to conduct an initial closing of the Offering, we will provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), after which time all amounts held by the escrow agent will be delivered to ITFT. Thereafter, we may conduct additional closings until the final offering deadline up to the maximum offering amount. In the event we do not sell the minimum offering amount of Shares by the Offering Deadline, no securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned.

The Shares will be offered and closed only when a properly completed and signed Subscription Agreement is submitted by each Investor or his/her representative and is received and accepted by us. The Subscription Agreement as submitted by each Investor or his/her representative shall be binding once ITFT countersigns the Subscription Agreement. The Shares will be maintained in book-entry form, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the applicable closing.

Investors may cancel an investment commitment until 48 hours prior to the offering deadline.

Irregular Use of Proceeds

Net proceeds of the Offering may be used for vendor fees, salaries, and/or expenses paid to the company's director or officers or their friends or family in return for services performed for the company; travel expenses for the company's officers; and repayment of outstanding indebtedness, in each case, exceeding $10,000. Please see "Use of Proceeds—Irregular Use of Proceeds" in the Offering Memorandum for additional information.

Chat

Valuation Methodology

We have not undertaken any efforts to produce a formal valuation of ITFT, nor have we received an independent, third-party valuation of ITFT. The price of the Shares reflects the opinion of the our CEO, with the counsel of members of the Board of Advisors, as to what a fair value would be based on global industry valuation reports, peer group product comparisons, and prior arms'-length negotiations with prospective venture capital investors.

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$103,780.00	USD	$97,453.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$6,327.00	USD	-$33,793.00	USD

Chat

Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow ITFT (Innovative Technology for Transportation) to get notified of future updates!

Comments (0 Total)

Chat

Add a public comment...

POST

About

Blog

About Us

How It Works

FAQs

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

Edit My Campaign

Investors

Legal

Terms of Use

Privacy Policy

Section 17(b) Disclosure

Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat